CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Debt Securities (4.200% Medium-Term Notes Due 2050)	$ 741,412,500	$ 96,235.34

(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

(2) This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Registration Statement on Form S-3 (No. 333-226380), filed by McDonald’s Corporation on July 27, 2018, in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

PRICING SUPPLEMENT NO. 12 Dated March 25, 2020

(To Prospectus Dated July 27, 2018 and

Prospectus Supplement Dated July 27, 2018)

McDONALD’S CORPORATION

Medium-Term Notes

(Fixed Rate Notes)

Due From One Year to 60 Years From Date of Issue

The following description of the terms of the Notes offered hereby supplements, and, to the extent inconsistent therewith, replaces, the descriptions included in the Prospectus and Prospectus Supplement referred to above, to which descriptions reference is hereby made.

Principal Amount:	USD 750,000,000

Issue Price:	98.855% of the principal amount of the Notes

Original Issue Date:	March 27, 2020

Stated Maturity:	April 1, 2050

Interest Rate:	4.200% per annum

Interest Payment Dates:	April 1 and October 1 of each year, beginning October 1, 2020
[Applicable only if other than February 15 and August 15 of each year]

Regular Record Dates:	March 15 and September 15 of each year, as the case may be
[Applicable only if other than February 1 and August 1 of each year]

Form:	☒ Book-Entry ☐ Certificated

Specified Currency:

[Applicable only if other than U.S. dollars]

Option to Receive Payments in Specified Currency:       ☐ Yes  ☐  No

[Applicable only if Specified Currency is other than U.S. dollars and if Note is not in Book Entry form]

Authorized Denominations:

[Applicable only if other than U.S. $1,000 and increments of U.S. $1,000, or if Specified Currency is other than U.S. dollars]

Method of Payment of Principal:

[Applicable only if other than immediately available funds]

Optional Redemption:	☐ The Notes cannot be redeemed prior to Stated Maturity.

☒	The Notes can be redeemed in whole or in part at any time prior to Stated Maturity at the option of McDonald’s Corporation (the “Company”) as set forth below.

Optional Redemption Dates:	At any time prior to Stated Maturity at the option of the Company as set forth below.

Redemption Prices:

☐                                   The Redemption Price shall initially be        % of the principal amount of the Note to be redeemed and shall decline at each anniversary of the initial Optional Redemption Date by     % of the principal amount to be redeemed until the Redemption Price is 100% of such principal amount; provided, however, that if this Note is an Original Issue Discount Note, the Redemption Price shall be the Amortized Face Amount of the principal amount to be redeemed.

☒                                Other:  The Notes will be redeemable in whole or in part, at any time prior to October 1, 2049 (six months prior to Stated Maturity) at the Company’s option, at a redemption price equal to the greater of:

(1)                              100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or

(2)                              the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on October 1, 2049 (six months prior to Stated Maturity), but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus accrued and unpaid interest on those Notes to the redemption date.

The Notes will be redeemable in whole or in part, at any time on or after October 1, 2049 (six months prior to Stated Maturity) at the Company’s option, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.

For purposes of the determination of the redemption price, the following definitions shall apply:

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that such Notes matured on October 1, 2049) that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the available Reference Treasury Dealer Quotations for that redemption date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Company.

“Reference Treasury Dealer” means four primary U.S. Government securities dealers in New York City, New York (a “Primary Treasury Dealer”), which shall include BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, and their respective successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, the Company shall substitute for it another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue for the Notes to be redeemed, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

Unless the Company defaults in payment of the redemption price, after the redemption date interest will cease to accrue on the Notes or portion of the Notes called for redemption.

Sinking Fund:	☒ The Notes are not subject to a Sinking Fund.

☐ The Notes are subject to a Sinking Fund

Sinking Fund Dates:

Sinking Fund Amounts:

Amortizing Note:	☐ Yes ☒ No

Amortizing Schedule:

Outstanding Balance
Repayment Date	Repayment Amount	Following Repayment Amount

Optional Repayment:	☐ Yes ☒ No

Optional Repayment Dates:

Optional Repayment Prices:

Original Issue Discount Note:	☐ Yes ☒ No

Total Amount of OID:

Yield to Stated Maturity:

Initial Accrual Period OID:

Calculation Agent (if other than Principal Paying Agent):

Agents’ Discount:	0.875% of the principal amount of the Notes

Net proceeds to Company:	97.980% of the principal amount of the Notes

Agents’ Capacity:	☐ Agent ☒ Principal

Agents:

Joint Bookrunners:	BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Senior Co-Managers:	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:	ANZ Securities, Inc.

Barclays Capital Inc.
BNP Paribas Securities Corp.
Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Rabo Securities USA, Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.
Westpac Capital Markets LLC

CUSIP	58013M FR0

Plan of Distribution to Agents:

Agent	Principal Amount
BofA Securities, Inc.	$150,000,000
Citigroup Global Markets Inc.	150,000,000
J.P. Morgan Securities LLC	150,000,000
Wells Fargo Securities, LLC	150,000,000
Goldman Sachs & Co. LLC	37,500,000
Morgan Stanley & Co. LLC	37,500,000
ANZ Securities, Inc.	3,750,000
Barclays Capital Inc.	3,750,000
BNP Paribas Securities Corp.	3,750,000
Commerz Markets LLC	3,750,000
Credit Agricole Securities (USA) Inc.	3,750,000
HSBC Securities (USA) Inc.	3,750,000
ING Financial Markets LLC	3,750,000
Mizuho Securities USA LLC	3,750,000
MUFG Securities Americas Inc.	3,750,000
PNC Capital Markets LLC	3,750,000
Rabo Securities USA, Inc.	3,750,000
RBC Capital Markets, LLC	3,750,000
SG Americas Securities, LLC	3,750,000
SMBC Nikko Securities America, Inc.	3,750,000
Standard Chartered Bank	3,750,000
SunTrust Robinson Humphrey, Inc.	3,750,000
TD Securities (USA) LLC	3,750,000
UniCredit Capital Markets LLC	3,750,000
U.S. Bancorp Investments, Inc.	3,750,000
Westpac Capital Markets LLC	3,750,000
Total	$750,000,000

Additional Information Regarding Agents:

Standard Chartered Bank will not effect any offers or sales of any notes in the U.S. unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Additional Information:

In addition to any other information incorporated by reference into this prospectus, express reference is made to McDonald’s Corporation’s Current Report on Form 8-K filed on March 25, 2020, which is incorporated by reference into, and considered to be a part of, this prospectus.

Modification of Prospectus Supplement, dated July 27, 2018:

The Prospectus Supplement, dated July 27, 2018, is modified as follows:

(1)                              U.S. Tax Considerations:  The text under “U.S. Tax Considerations” summarizes certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a note.  On December 13, 2018, the IRS issued proposed regulations that would eliminate the obligation to satisfy the requirements described in clause (iii) of paragraph (b) under “Non-U.S. Holders.” The proposed regulations are not yet final, but the preamble specifies that taxpayers are permitted to rely on them pending finalization.

(2)                              Marketing Legends:

(a)                               The text beginning with the third paragraph after the Table Of Contents on page S-2 through (and including) the paragraph entitled “PRIIPS / IMPORTANT — EEA INVESTORS” shall be replaced by the following two paragraphs:

None of this prospectus supplement, the accompanying prospectus and any related pricing supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus supplement, the accompanying prospectus and any related pricing supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes that are the subject of the offering contemplated in this prospectus supplement, the accompanying prospectus and any related pricing supplement may only do so with respect to Qualified Investors. Neither McDonald’s Corporation nor the agents have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS — The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

(b)                              Insert the following sentence at the end of the paragraph entitled “MiFID II product governance / target market”:

McDonald’s Corporation makes no representation or warranty as to any manufacturer’s or distributor’s compliance with the MiFID Product Governance Rules.

(3)                              Plan of Distribution:  The text under “Plan of Distribution” is amended as follows:

(a)                               Under the subheading “Prohibition of Sales to EEA Retail Investors” — Replace the existing text in its entirety with the following:

Prohibition of Sales to EEA and United Kingdom Retail Investors

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available, any notes to any retail investor in the EEA or in the United Kingdom. For the purposes of this provision:

(a)                               the expression “retail investor” means a person who is one (or more) of the following:

(i)                                  a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)                              a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)                          not a qualified investor as defined in the Prospectus Regulation; and

(b)                              the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

(b)                              Under the subheading “The United Kingdom” — Replace the lead-in sentence through the colon with the following:

In addition to the provisions identified in the foregoing section “Prohibition of Sales to EEA and United Kingdom Retail Investors,” the following provisions shall apply in respect of the United Kingdom:

(c)                               Under the subheading “Singapore” — Replace the existing text in its entirety with the following:

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore, and the Notes will be offered pursuant to exemptions under the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”). Accordingly, the notes may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA)  pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

(a)                              a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)                              a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(1)                              to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)                              where no consideration is or will be given for the transfer;

(3)                              where the transfer is by operation of law;

(4)                              as specified in Section 276(7) of the SFA; or

(5)                              as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

The notes shall be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(4)                              Optional Redemption, Repayment and Repurchase:  The text under “Optional Redemption, Repayment and Repurchase” is amended by replacing the first paragraph thereof with the following:

The pricing supplement for a note will indicate whether we will have the option to redeem the note before Maturity and the price and date or dates on which redemption may occur. If we are allowed to redeem a note, we may exercise the option by causing the Trustee or the paying agent to mail notice of redemption to the holders at least 10 but not more than 45 days before the redemption date. Any such redemption of the note may, at our option, be subject to one or more conditions precedent. Any related written notice of redemption shall describe the conditions precedent and, at our option, shall indicate that the redemption date may be delayed or the written notice rescinded if all such conditions precedent shall not have been satisfied or waived.  We shall be solely responsible for determining whether any such conditions precedent have been satisfied or waived and in the event of any delay or rescission of redemption, written notice shall be provided by the date of redemption. If a note is only redeemed in part, we will issue a new note or notes for the unredeemed portion.